UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SOUNDTHINKING, INC.
(Name of Subject Company (Issuer))

TRANSOM SIGNAL MERGERSUB, INC.
(Names of Filing Persons (Offeror))
a wholly owned subsidiary of

TRANSOM SIGNAL ACQUIRECO, LLC
(Names of Filing Persons (Parent of Offeror))
a wholly owned subsidiary of

TRANSOM SIGNAL HOLDCO, INC.
TRANSOM SIGNAL TOPCO, LP
TRANSOM CAPITAL FUND IV, L.P.
(Names of Filing Persons (Other Persons))

Common Stock, par value $0.005 per share
(Title of Class of Securities)

82536T 107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Russell Roenick
Transom Capital Group, LLC
100 N. Pacific Coast Highway, Suite 1725
El Segundo, California 90245
Telephone: +1 (310) 407-0940
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert E. Goedert, P.C.
Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, Illinois 60654
(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 20, 2026 (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), by Transom Signal MergerSub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Transom Signal AcquireCo, LLC, a Delaware limited liability company (“Parent”).

The Schedule TO relates to the offer by Merger Sub to purchase any and all of the issued and outstanding shares of common stock, par value $0.005 per share (the “Shares”), of SoundThinking, Inc., a Delaware corporation (the “Company” or ‘‘SoundThinking’’), at a purchase price of (i) $8.00 per Share, net to the stockholder in cash, without interest, plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which represents the contractual right to receive a contingent cash payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into by and among SoundThinking, Parent and a rights agent selected by Parent and reasonably acceptable to the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Section 16 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase is amended by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph of such section:

“Legal Proceedings Relating to the Tender Offer

On October 27, 2026 and October 28, 2026, purported stockholders of SoundThinking filed complaints captioned Robert Wilhelm v. SoundThinking, Inc. et al., Case No. 656103/2026 and Blake Thompson v. SoundThinking, Inc. et al., Case No. 656141/2026, in the Supreme Court of the State of New York, asserting claims for negligent misrepresentation and concealment against SoundThinking and the SoundThinking Board based on allegedly false and misleading statements in the Schedule 14D-9. In addition, SoundThinking received several demand letters from purported stockholders relating to alleged disclosure deficiencies in the Schedule 14D-9.

No assurances can be made as to the outcome of such demands or other actions.

Other than as set forth above, as of November 8, 2026, SoundThinking is not aware of the filing of any lawsuits or the submission of any demand letters or any draft complaints challenging the Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, SoundThinking will not necessarily announce such additional filings or submissions.’’

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 9, 2026	TRANSOM SIGNAL MERGERSUB, INC.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM SIGNAL ACQUIRECO, LLC

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM SIGNAL HOLDCO, INC.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM SIGNAL TOPCO, LP

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM CAPITAL FUND IV, L.P.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	Authorized Signatory